NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Western Copper and Gold Corporation (the “Company”) will be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, on May 30, 2018 at 11:00 A.M. Pacific Time, for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2017;

2.	to set the number of directors at five (5);

3.	to elect the directors for the ensuing year;

4.	to appoint the auditor for the ensuing year and authorize the directors to fix their remuneration;

5.	to approve and ratify the Company’s stock option plan; and

6.	to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

April 16, 2018

APPROVED BY THE BOARD OF DIRECTORS

(signed) Dale Corman

Executive Chairman and Director

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